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                          April 26, 2022

       Jacob Cohen
       Chief Executive Officer
       AMERICAN INTERNATIONAL HOLDINGS CORP.
       7950 Legacy Drive, Suite 400
       Plano, Texas 75024

                                                        Re: AMERICAN
INTERNATIONAL HOLDINGS CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed April 21,
2022
                                                            File No. 333-264411

       Dear Mr. Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Loev, Esq.